EXHIBIT 9

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SANDELL ASSET MANAGEMENT CORP.,

Plaintiff,

v.

BOB EVANS FARMS, INC., a Delaware corporation, STEVEN A. DAVIS, LARRY C. CORBIN, MICHAEL J. GASSER, E. GORDON GEE, MARY KAY HABEN, E.W. INGRAM III, CHERYL C. KRUEGER, G. ROBERT LUCAS, EILEEN A. MALLESCH, and PAUL S. WILLIAMS,

Defendants.

) ) ) ) ) ) C. A. No. _______ ) ) ) ) ) ) ) ) )

VERIFIED COMPLAINT

Plaintiff Sandell Asset Management Corp. (“Sandell”), by and through its undersigned counsel, hereby alleges for its Verified Complaint against Defendants Bob Evans Farms, Inc., (“Bob Evans,” or the “Company”), Steven A. Davis, Larry C. Corbin, Michael J. Gasser, E. Gordon Gee, Mary Kay Haben, E.W. Ingram III, Cheryl Krueger, G. Robert Lucas, Eileen Mallesch and Paul S. Williams, as follows:

NATURE OF THE ACTION

1.                  It is a fundamental precept of the Delaware General Corporation Law (the “DGCL”) that the stockholders of a Company possess the right to amend the Company’s By-Laws (the “By-Laws”). As set forth below, the Board of Directors of Bob Evans has purported to act to impermissibly infringe upon this fundamental stockholder right in violation of the stockholders’ express exercise of that right and in violation of the terms of the Company’s By-Laws in effect at the time. Accordingly, Plaintiff brings this action seeking a declaration that the Defendants’ attempt to inequitably override the will of the stockholders and impinge upon their fundamental rights is unenforceable, and that the stockholders retain the right to amend the Company’s By-Laws relating to Board composition by a simple majority stockholder vote.

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2.                  At the Company’s annual meeting in 2011, as the culmination of a nearly 5-year effort by Bob Evans stockholders to exercise their statutory voting rights to effect changes to the structure of the Company’s governing Board of Directors, the holders of more than 80% of the Company’s common stock exercised their fundamental rights by voting to amend the By-Laws to de-stagger director terms (i.e., “declassify” the Board) and to permit future amendments to the By-Law provision governing Board size and term structure by simple majority, rather than an 80% supermajority as previously required.

3.                  In the face of this clear expression of the stockholders’ will, less than 3 months later, the Board purported to unilaterally reverse the stockholders’ supermajority vote by purporting to amend the By-Laws to re-impose an 80% supermajority voting standard not only for proposed amendments relating to the Board, but for any stockholder amendment. Not only did the Board act in contravention of the vote of the stockholders less than 3 months earlier, the Board acted in violation of the required 80% supermajority vote in the By-Laws that the Board had consistently and repeatedly represented was required for such amendments. The Board’s inequitable action, and the precedent it sets as an effective veto over stockholder amendments, constitutes a patent disenfranchisement of the Company’s stockholders, and is clearly improper under the By-Laws and Delaware law.

4.                  Accordingly, through this action, Sandell seeks an order declaring that the Board’s purported amendment to Section 8.01 of the By-Laws (i.e. the provision on amendments) is invalid and not enforceable, and Section 8.01 of the By-Laws in effect prior to November 2011, as adopted by the stockholders, remains in effect and sets forth the requirements for adopting By-Law amendments. Such a declaration is necessary to permit the Company’s stockholders to exercise their statutory voting rights under the By-Laws and Delaware law.

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5.                  In particular, as described below, Sandell intends to solicit written consents to increase the size of the Board and ultimately nominate and elect new, independent, directors to turn around the Company’s flagging business and unlock significant value for the benefit of the Company’s stockholders. The Board’s purported amendment impermissibly burdens Sandell’s efforts on behalf of the stockholders, both because it establishes an unreasonable voting threshold that already was explicitly rejected by the stockholders, and because, if the Board’s conduct is held valid, the Board can simply “veto” by subsequent amendment any amendment resulting from the consents. It is the stockholders – not the Board – who own Bob Evans and have ultimate control over the Company’s governance, and a declaration is needed here to ensure that long-recognized dynamic.

PARTIES

6.                  Sandell is a leading private, alternative asset management firm specializing in global corporate event-driven, multi-strategy investing with a strong focus on equity special situations and credit opportunities. Sandell is one of the largest stockholders of Bob Evans, and is the beneficial owner of approximately 1.7 million shares of common stock of the Company, representing 6.5% of the Company’s total outstanding shares of common stock.

7.                  Bob Evans is a food service, processing, and retail company based in New Albany, Ohio. Bob Evans owns and operates full-service family-dining restaurants and a line of packaged food products.

8.                  Steven A. Davis is Chairman and Chief Executive Officer of Bob Evans.

9.                  Larry C. Corbin, Michael J. Gasser, E. Gordon Gee, Mary Kay Haben, E.W. Ingram III, Cheryl Krueger, G. Robert Lucas, Eileen Mallesch and Paul S. Williams are, and were at all relevant times, members of the Bob Evans Board of Directors (collectively, with Defendant Davis, the “Board”). More than half of the members of the Board have long-standing relationships with Mr. Davis that have compromised their ability to carry out their fiduciary duties to act in the best interests of the Company and all of its stockholders.

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BACKGROUND

10.                  Over the last several years, the stock price of Bob Evans has significantly underperformed relative to its peers. The cause of this underperformance rests largely in severe operational deficiencies and profligate spending, such as the construction of a new $48 million corporate headquarters campus in New Albany, Ohio, when the City of Columbus, Ohio apparently offered the Company more than $14 million in incentives to stay at its prior location.

11.              Despite this underperformance, the Board has done little to correct the Company’s operational deficiencies, consistently deferring to management, and even recently giving Defendant Davis, who has presided over the Company during its period of sustained underperformance, a four-year extension on his employment contract. Whether due to inattentiveness or the close relations of several Board members to Defendant Davis and among themselves, the Board has shown a consistent, profound unwillingness or inability to take necessary actions to enhance stockholder value.

12.              As a result, in 2006, a stockholder disappointed with the Company’s performance and the Board’s connections with management and the Company submitted a proposal requesting the board to take “the necessary steps” to “declassify” the Board by eliminating the Company’s three-class, staggered board structure (the “2006 Proposal”). The Board opposed the proposal.

13.              Nevertheless, the 2006 Proposal was adopted by stockholders, and the Board brought a proposal to the stockholders at the Company’s 2007 annual meeting to amend Section 3.01 of the By-Laws to declassify the Board (the “2007 Proposal”). Although a majority of stockholders voted for the 2007 Proposal, stockholders did not garner the 80% of outstanding shares then-required for adoption of the proposed amendment.

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14.              The proposal to amend the By-Laws to declassify the Board was brought again at the 2009 annual meeting, this time accompanied by a proposal to amend Section 8.01 of the By-Laws to reduce the stockholder approval threshold required for such an amendment from 80% to a simple majority (the “2009 Proposal”). The 2009 Proposal again received a majority vote, but failed to satisfy the 80% threshold. The proposal was renewed at the 2010 annual meeting, this time falling less than 1.5% short of securing the necessary votes (the “2010 Proposal”).

15.              Finally, at the Company’s 2011 annual meeting, stockholders achieved the required 80% vote and both Sections 3.01 and 8.01 were amended accordingly (the “August 2011 Amendment”). Specifically, Section 8.01, setting forth the requirements for adoption of amendments to the By-Laws, provided, as amended:

Section 8.01.  Amendments.  These by-laws may be amended or repealed by the board of directors pursuant to the certificate of incorporation or by affirmative vote of the holders of record of shares entitling them to exercise a majority of the voting power on such proposal: provided, however, that the provisions set forth in this Article VIII, in Article II, Sections 2.05 and 2.08 and in Article III, Section 3.13, herein may not be repealed or amended in any respect unless such action is approved by the affirmative vote of the holders of eighty percent (80%) of the stock issued and outstanding and entitled to vote thereon.

The operative amendment was the elimination of Section 3.01 (relating both to the staggered structure of the Board, as well as the size of the Board) from the provisions requiring an 80% vote. Thus, following the August 2011 Amendment, the only By-Law provisions requiring a supermajority vote for amendment were Sections 8.01, 2.05, 2.08 and 3.13 – all other By-Law provisions could be amended by a simple majority vote of the stockholders.

THE BOARD IMPERMISSIBLY AMENDS SECTION 8.01

16.              Inexplicably, less than 3 months after adoption of the August 2011 Amendment, on November 18, 2011, the Board purported to unilaterally amend Section 8.01. As purportedly adopted by the Board in November 2011, Section 8.01 now provides:

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Section 8.01. Amendments. These by-laws may be amended or repealed by the board of directors pursuant to the certificate of incorporation or by affirmative vote of the holders of eighty percent (80%) of the stock issued and outstanding and entitled to vote thereon.

In addition to this change, the November 2011 Amendment also divested the stockholders of their common law power to fill director vacancies and placed the power to fill vacancies and the power to call special meetings of stockholders in the hands of a limited number of incumbent-approved “Continuing Directors.”

17.              Remarkably, the Purported November 2011 Amendment to Section 8.01 goes well beyond simply reinstating the 80% voting threshold for amendments to Section 3.01, thus undoing years of stockholder efforts to obtain greater control over Board composition. The Board, in fact, unilaterally made all stockholder amendments to the By-Laws subject to a supermajority vote, when even prior to the August 2011 Amendment only 5 By-Law provisions were subject to any such threshold.

18.              The Board’s purported amendment of Section 8.01 is patently improper. Section 8.01, as adopted in the August 2011 Amendment, specifically provides that Section 8.01 cannot be amended absent the approval “by the affirmative vote of the holders of eighty percent (80%) of the stock issued and outstanding and entitled to vote thereon.” This 80% vote applies to any amendment to Section 8.01, whether approved by the Board or the stockholders. Thus, because the Board did not obtain – or even seek – the required approval of the holders of 80% of the common stock, the Purported November 2011 Amendment to Section 8.01 is unenforceable.

19.              Indeed, it is clear that the Board itself understood that the language of Section 8.01 required stockholder approval for any such amendment. Relying on the pre-August 2011 Amendment version of Section 8.01 which, in relevant part is identical to the amended Section 8.01, the Board repeatedly represented to stockholders that the vote of 80% of the outstanding shares of the Company’s common stock was required to adopt the proposed amendments.

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20.              Thus, in opposition to the 2006 Proposal to require the Board to take action to present an amendment to Section 3.01, which at the time was subject to the same 80% amendment threshold as Section 8.01, the Board noted that: “Further action by the board, and subsequently the stockholders, would be required to amend the Company’s bylaws to declassify the board. Under the Company’s bylaws, the affirmative vote of the holders of shares entitling them to exercise not less than 80% of the voting power with respect to the proposal would be required for such an amendment.” (Emphasis added.)

21.              Similarly, in connection with each of the 2007, 2009 and 2010 Proposals, the Board likewise informed stockholders that any amendment to Section 3.01, and specifically Section 8.01 in the 2009 and 2010 Proposals, required an 80% stockholder vote for adoption. The Board never took the position that it could unilaterally amend Sections 3.01 or 8.01 without obtaining the 80% stockholder vote and, by submitting the de-stagger proposals for stockholder approval at three successive annual meetings, the Board led the stockholders to believe (and plainly believed itself) that the 80% stockholder voting requirement applied to Board-adopted By-law amendments as well.

22.              It was only after stockholders secured the votes necessary to amend the By-Laws affecting Board composition that the Board purportedly arrogated to itself the power to limit stockholders’ rights to make such amendments. However, as Section 109(a) of the DGCL makes clear, even where directors are granted the power to amend a Company’s by-laws, that power “shall not divest the stockholders . . . of the power, nor limit their power to adopt, amend or repeal bylaws.” By attempting to nullify the supermajority vote adopting the August 2011 Amendment, and seeking to impose a supermajority requirement for any future stockholder By-law amendment, the Board has sought to inequitably disenfranchise the Company’s stockholders in contravention of Delaware law.

THE PURPORTED NOVEMBER 2011 AMENDMENT IMPERMISSIBLY LIMITS
SANDELL’S RIGHT TO SEEK AMENDMENTS TO THE BY-LAWS

23.              In light of the continued stock price underperformance of the Company, and in the hope of convincing the Board to, at long last, take steps to turn the Company around, in September 2013, Sandell sent a letter to the Board urging the Board to take certain actions to unlock stockholder value. Specifically, Sandell proposed a multi-step plan that it believes could unlock over $1 billion in stockholder value. The Board, however, did not seriously consider Sandell’s proposals, but rather summarily concluded that they were not in the best interests of the stockholders.

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24.              Faced with the Board’s refusal to seriously consider its proposals, and in the hope of increasing Bob Evans’ value for the benefit of all stockholders, Sandell intends to solicit written consents from the other stockholders to, among other things,: (1) amend Section 3.01 of the By-Laws to empower stockholders to change the size of the Company’s Board of Directors (the “Board”); (2) amend Section 3.02 of the By-Laws to empower stockholders to fill Board vacancies and newly created directorships; (3) adopt a stockholder resolution to increase the size of the Board; and (4) fill the resulting new directorships with persons nominated by (and with the exception of one candidate, independent of) Plaintiff.

25.              Section 228 of the DGCL permits the Company’s stockholders to act by written consent in lieu of a stockholder meeting, and the Company’s Certificate of Incorporation does not limit this right to act by written consent. Thus, the actions proposed by Sandell can be accomplished by the Company’s stockholders by written consent.

26.              Under the Company’s properly-adopted By-Laws, Sandell’s proposals to amend Section 3.01 and 3.02 are subject only to the requirement that they be approved by the affirmative vote of the holders of a majority of the Company common stock outstanding. The Board’s impermissible supermajority requirement, however, severely limits Sandell’s ability to successfully obtain adoption of its proposed amendments by requiring it to obtain more than half-again as many affirmative votes as should be required.

27.              What is more, the confusion caused by the Board’s improper adoption of the Purported November 2011 Amendment risks a substantial chilling effect burdening Sandell’s ability to successfully exercise its right to seek By-law amendments. If stockholders incorrectly believe that a supermajority vote (which took years to achieve previously) is required to adopt the amendments proposed by Sandell, there is a significant likelihood that stockholders who otherwise would vote for the amendments may refrain from providing written consents out of a belief that any attempt to amend the By-Laws is futile in light of the purported supermajority requirement. That chilling effect is only magnified if stockholders are left to believe that the Board has the power unilaterally to nullify even a successful vote, as the Board did following the adoption of the August 2011 Amendment. It is important that Stockholders understand that a simple majority (rather than 80%) vote is all that is required to approve Sandell’s proposed amendments, and that the Board cannot veto a successful amendment by unilaterally reversing it shortly thereafter.

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28.              Sandell, therefore, seeks a declaration that the stockholders can adopt its proposed By-law amendments by a simple majority vote of the Company common stock outstanding.

COUNT I – DECLARATORY JUDGMENT

29.              Plaintiff repeats and reallages the allegations set forth in the preceding paragraphs as if set forth herein.

30.              As set forth above, the Board’s purported amendment to Section 8.01 of the By-Laws in November 2011, to impose a supermajority (80%) voting requirement for all future stockholder-adopted amendments to the By-Laws violated the then-governing Section 8.01 of the By-Laws, which provided that amendments to Section 8.01 could not be unilaterally adopted by the Board, and instead required the additional approval of stockholders representing 80% of the Company’s then-outstanding common shares. The Board’s Purported November 2011 Amendment was not approved by a vote of 80% of the Company’s then-outstanding shares, and therefore is invalid and unenforceable.

31.              By nullifying the stockholders’ August 2011 Amendment permitting amendments to Section 3.01 of the By-Laws by simple majority vote, under the circumstances here, the Board has effectively divested the stockholders of their statutory right, as set forth in Section 109(a) of the DGCL, to amend the By-Laws.

32.              Plaintiff, therefore, seeks a declaration that the Board’s Purported November 2011 Amendment to Section 8.01 of the By-Laws is unenforceable and that a simple majority (rather than 80%) is all that is required to approve Sandell’s proposed amendments to the By-Laws.

33.              Plaintiff has no adequate remedy at law.

COUNT II – (IN THE ALTERNATIVE)

34.              Plaintiff repeats and realleges the allegations set forth in the preceding paragraphs as if set forth herein.

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35.              Even if the Court were to determine that the Purported November 2011 Amendment to Section 8.01 was validly adopted by the Board, the version of Section 8.01 purportedly adopted by the Board in November 2011 nevertheless should be declared unenforceable on equitable grounds.

36.              The Board has consistently represented that it could not unilaterally amend Section 8.01 (or the other provisions specifically listed in the pre-November 2011 version of Section 8.01), and that Section 8.01 only could be amended if such amendment was approved by holders of 80% of the Company’s common stock.

37.              For example, the Company prior disclosures made it clear that the Board could not unilaterally amend the By-Laws to de-stagger the Board, and that stockholder approval would be required to amend the By-Laws to de-stagger the Board. Based on the Board’s representations, stockholders spent years, and undoubtedly significant financial resources, pursuing amendments the Board recommended but took no action upon itself. The Board’s current position that it can unilaterally amend Section 8.01, and thereby unilaterally eliminate the requirement that stockholders must approve amendments to the By-law provisions setting forth the staggered structure of the Board, is fundamentally inconsistent with its prior representations contained in Company’s disclosures.

38.              Moreover, the 80% voting provision was expressly re-affirmed by the stockholders at the Company’s 2011 annual meeting. At the 2011 annual meeting, the Board recommended, and the stockholders approved, an amendment to Section 8.01 to permit a simple majority of stockholders to amend Section 3.01 of the By-Laws. The 80% stockholder voting requirement was expressly preserved by the stockholders with respect to any Board-adopted or stockholder-adopted amendment to Section 8.01. The Board could not in good faith re-impose an 80% supermajority voting requirement for amendments to Section 3.01 less than 3 months after the stockholders approved – at the Board’s recommendation – an amendment to Section 8.01 that reduced the vote required to amend Section 3.01 to a simple majority.

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39.              It therefore would be inequitable to allow the Board to enforce its own unilaterally adopted amendment to Section 8.01 to impede the stockholders’ right to amend the By-Laws. Thus, even if the Court were to determine that the Board’s November 2011 amendment to Section 8.01 to the By-Laws complied with the Company’s governing documents, that amendment nevertheless should be declared unenforceable.

40.              Plaintiff has no adequate remedy at law.

WHEREFORE, Plaintiff respectfully requests that the Court enter an order:

A. Declaring that the Board’s November 2011 amendment to section 8.01 of the By-L`aws is invalid and unenforceable;

B. Declaring that a simple majority vote (i.e. the affirmative vote of the holders of a majority of the common stock of the Company) is all that is required to approve Sandell’s proposed By-law amendments;

C. Awarding Plaintiff its fees and costs, including attorneys’ fees, incurred in connection with the prosecution of this action; and

D. Awarding Plaintiff such other and further relief as the Court deems just and appropriate.

OF COUNSEL: Schulte Roth & Zabel LLP Michael E. Swartz Frank J. LaSalle Brandon Gold 919 Third Avenue New York, NY 10022 (212) 756-2000

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

/s/ Kevin M. Coen

David J. Teklits (#3221)

Kevin M. Coen (#4775)

Daniel C. Homer (#5905)

1201 North Market Street

Wilmington, DE 19801

(302) 658-9200

Attorneys for Plaintiff

January 14, 2014